Exhibit 99.2

NLS Pharmaceutics Ltd. Announces 1-for-10 Reverse Share Split and Name Change in Connection with Proposed Merger with Kadimastem

ZURICH, SWITZERLAND / ACCESSWIRE / October 29, 2025 / NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it intends to effect a reverse share split of the Company’s issued and outstanding common shares, par value CHF 0.03 per share (the “Common Shares”), at a ratio of 1-for-10 (the “Reverse Split”). The Company’s Common Shares are expected to begin trading on the Nasdaq Capital Market on a post-split basis at the market open on October 31, 2025, under the new trading symbol “NCEL”, and new name, NewcelX Ltd., following the anticipated closing of the merger (the “Merger”) with Kadimastem Ltd. (TASE: KDST) (“Kadimastem”).

The new CUSIP number for the Common Shares following the Merger and the Reverse Split will be H5835A109. A notice of the Reverse Split and other capital measures approved by the Company in connection with the Merger and the Reverse Split, will be filed with the commercial registry of the Canton of Zurich, Switzerland, on October 30, 2025. As a result, the Reverse Split will become effective in Switzerland on October 30, 2025, and will be reflected on Nasdaq at market open on October 31, 2025. The reverse split will be published in the Swiss Official Gazette of Commerce (SOGC) on or around October 31, 2025.

The Reverse Split also included a reverse split of the Company’s preferred shares, par value CHF 0.03 and preferred participation certificates, par value CHF 0.03, at a ratio of 1-for-10. The Reverse Split and other capital measures in connection with the Merger and the Reverse Split were approved at the Company’s extraordinary shareholders’ meeting held on September 29, 2025.

After giving effect to the Reverse Split and the Merger, the Company’s registered capital shall consist of: (A) (i) a total share capital of CHF 282,908.80, divided into 5,533,183 common shares, par value CHF 0.05 each, and 124,993 preferred shares, par value CHF 0.05 each, and (ii) a total participation capital of CHF 3,032.40, divided into 60,648 preferred participation certificates, par value CHF 0.05 each; (B) a capital band with an upper limit of CHF 428,911.80 and a lower limit of CHF 142,970.60, which may be effected by issuing up to 2,859,412 fully paid registered common shares, par value CHF 0.05 each; and (C) conditional share capital consisted of (i) a maximum of 450,000 fully paid in registered common shares, par value CHF 0.05 each which amounts to CHF 22,500, and (ii) a maximum amount of CHF 120,470.60 through the issuance of not more than 2,409,412 registered common shares, par value CHF 0.05 each. The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

No fractional shares will be issued as a result of the Reverse Split and cash in lieu will be provided for any fractional shares resulting from the Reverse Split on a per shareholder basis. The Reverse Split will not impact any shareholder’s percentage ownership of NLS or voting power, except for minimal effects resulting from the treatment of fractional shares. All options and warrants of the Company outstanding prior to the split will be appropriately adjusted.

Following the closing of the Reverse Split and the Merger, the Company is expected to have (i) 4,558,378 total outstanding common shares, par value CHF 0.05, (ii) 1,060,574 total outstanding common shares, par value CHF 0.05, issuable upon the exercise of pre-funded warrants issued as Merger consideration, (iii) 13,778 total outstanding preferred shares, par value CHF 0.05, and (iv) 58,320 total outstanding preferred participation certificates, par value CHF 0.05.

VStock Transfer, LLC, will act as the exchange agent for the Reverse Split. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem Ltd.

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when discussing the implementation, and proposed timing, of the Reverse Split, as well as the expected closing of the Merger and the potential benefits of the Merger to NLS and Kadimastem and their respective shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Investor & Media Contacts

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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